SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)
________________________

3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

On September 16, 2014, Ituran Location and Control Ltd. (the "Company") issued a press release announcing that F.K. Generators and Equipment Ltd., has sold today, through Moked Ituran Ltd., 6.8% of the issued share capital of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD. (Registrant)

By:	/s/ Eyal Sheratzky
Name: Eyal Sheratzky
Title: Co-Chief Executive Officer

Date: September 16, 2014

EXHIBIT INDEX

Exhibit No.	Item
99.1	Press release concerning the sale of 6.8% of the issued share capital of the Company by F.K. Generators and Equipment Ltd., through Moked Ituran Ltd.